May 29, 2015

VIA EDGAR

Ms. Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Request for Effectiveness for Registration Statement on Form S-1 of Intersect ENT, Inc. (File No. 333-204342)

Dear Ms. Ravitz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intersect ENT, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effectiveness of the above-referenced registration statement (the “Registration Statement”) so that it will be declared effective at 4:00 p.m. Eastern Time on June 2, 2015, or as soon as possible thereafter.

The Registrant hereby authorizes each of Matthew B. Hemington, Seth J. Gottlieb and Brett D. White, each of whom are attorneys with our legal counsel, Cooley LLP, to orally modify or withdraw this request for acceleration.

On behalf of the Registrant, the undersigned acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Once the Registration Statement has been declared effective, please orally confirm that event with Matthew B. Hemington at (650) 843-5062, or in his absence Seth J. Gottlieb at (650) 843-5864, or in his absence Brett D. White at (650) 843-5191.

Intersect ENT | 1555 Adams Drive | Menlo Park, CA 94025 | 650.641.2100

Very truly yours,

INTERSECT ENT, INC.

By:	/s/ Jeryl L. Hilleman
Jeryl L. Hilleman
Chief Financial Officer

Intersect ENT | 1555 Adams Drive | Menlo Park, CA 94025 | 650.641.2100

May 29, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Amanda Ravitz
Assistant Director

Re:	Intersect ENT, Inc.
Registration Statement on Form S-1 (File No. 333-204342)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the representatives of the several underwriters, hereby join Intersect ENT, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 2, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1600 copies of the preliminary prospectus to be dated June 1, 2015 to underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

Acting severally and on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H Burdett
Name:	Benjamin H Burdett
Title:	Executive Director

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Vice-President

(Signature Page to Acceleration Request Letter)